Exhibit 99.4

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted because Fangdd Network Group Ltd. has determined it is not material and would be competitively harmful if publicly disclosed.

Supplementary Agreement to the Purchase Option Agreement

among

Shenzhen Fangdd Information Technology Co., Ltd.

(as the Purchase Right Obligee)

and

Xi Zeng

(as the Purchase Right Obligor)

and

Shenzhen Fangdd Network Technology Co., Ltd.

March 14, 2025

Supplementary Agreement to the Purchase Option Agreement

This Supplementary Agreement to the Purchase Option Agreement (this “Supplementary Agreement”) is made and entered into in Shenzhen, the People’s Republic of China (PRC) on March 14, 2025 by and among:

1. Party A: Shenzhen Fangdd Information Technology Co., Ltd., with its registered address at 2112 Xiangjiang Financial Building, 3046 Xinghai Avenue, Nanshan Street, Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen City;

2. Party B: Xi Zeng (the “Pledgor”), with his domicile at [***], and ID Card No. of [***]; and

3. Party C: Shenzhen Fangdd Network Technology Co., Ltd., with its registered address at Room 1505, Shangmei Technology Building, No. 2009 Shahe West Road, Dachong Community, Yuehai Street, Nanshan District, Shenzhen City, Guangdong Province.

In this Supplementary Agreement, Party A, Party B and Party C shall hereinafter be referred to individually as a or the other “Party” and collectively as the “Parties”.

WHEREAS:

1. Party A, Party B and Party C signed a Purchase Option Agreement on March 21,2014, re-signed the Purchase Option Agreement on December 20, 2017 and signed the Supplementary Agreement to the Purchase Option Agreement on November 20, 2023 (hereinafter referred to as the “Purchase Option Agreement”);

2. Due to the adjustment of Party C’s equity structure, the agreements and written documents related to agreement control have been adjusted and re-signed accordingly, therefore, the Parties unanimously agree to sign this Supplementary Agreement to amend the Purchase Option Agreement.

NOW, THEREFORE, through friendly negotiation, the Parties hereby enter into this Supplementary Agreement as follows:

1.	The definition clause of “Equities” in the Purchase Option Agreement (i.e. Article 3 of the “WHEREAS” clause in the Purchase Option Agreement) is amended a follows: “Party B is a citizen of China, and as a registered shareholder of Party C, holds 55.61% equities of Party C (the “Equities”).

2.	As a supplement to the Purchase Option Agreement, this Agreement shall constitute an integral part of and have the same effect as the Purchase Option Agreement. In the event of any inconsistency between this supplementary agreement and the Purchase Option Agreement, the provisions of this supplementary agreement shall prevail; any matters not covered by this supplementary agreement shall be governed by the provisions of the Purchase Option Agreement.

3.	This Agreement is signed by the Parties or their authorized representatives and comes into effect as of the date written above.

4.	This Agreement is made in three (3) originals, with each Party holding one (1) original, and each original shall have the same legal effect.

(This page has no main body and is a signature page of this Supplementary Agreement to the Purchase Option Agreement)

Shenzhen Fangdd Information Technology Co., Ltd. (Seal)

/s/ Shenzhen Fangdd Information Technology Co., Ltd.

(This page has no main body and is a signature page of this Supplementary Agreement to the Purchase Option Agreement)

/s/ Xi Zeng
Xi Zeng

(This page has no main body and is a signature page of this Supplementary Agreement to the Purchase Option Agreement)

Shenzhen Fangdd Network Technology Co., Ltd. (Seal)

/s/ Shenzhen Fangdd Network Technology Co., Ltd.

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